

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 16, 2007

By U.S. mail and facsimile to 011 41 44 333 25 87

Mr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8, P.O. Box 1, CH-8070
Zurich, Switzerland

> **RE:** **Credit Suisse Group**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed March 26, 2007**
>
> **File No. 1-15244**

Dear Mr. Fassbind:

We have reviewed your response letter dated August 28, 2007 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended December 31, 2006

Management's Discussion and Analysis
Contractual obligations and other commercial commitments

1. We note your response to prior comment l in our letter dated August 28, 2007. Please note that Item 5.F of Form 20-F requires disclosure of payment obligations under long-term borrowings. Since payment obligations under long-term borrowings include interest payments, we believe these payments must either be included within your contract obligations table or alternatively you may provide textual disclosures of your interest obligations below the table. For the interest payments related to your structured notes, you should provide estimated payments based on commodities, stocks, indices and/or currency prices as of the balance sheet date presented or based on other reasonable assumptions. Cautionary language highlighting the assumptions you used in determining the estimated

interest payments should be provided so that readers understand that such amounts are subject to change. If these interest payments are material, please consider providing a sensitivity analysis that discusses how changes in the price of the underlying commodities, stocks, etc. may impact your future interest payments.

Subprime lending

2. We have reviewed your response to prior comment 3 in our letter dated August 28, 2007. We note that you believe that a material adverse impact on your financial condition, results of operations or liquidity resulting from your involvement in subprime lending is remote due to the reduction of your subprime residential mortgage loan exposure, your active management of your subprime risks and your economic hedging of such risks. We caution you to evaluate, on both a quantitative and qualitative basis, the appropriate amount of transparent disclosures you provide regarding your subprime lending so that readers are informed about your level of your involvement in these activities.

Notes to the consolidated financial statements
34 Litigation and other contingencies

3. We note your response to prior comment 5 in our letter dated August 28, 2007. Your last sentence in your proposed disclosure indicates that "In respect of each of the matters described above, each of which consists of a number of claims, it is the Group's belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable." To help us better understand this statement as well as evaluate your accounting for contingencies and the appropriate level of disclosures for these contingencies, please provide us with a table that identifies each of the legal proceedings have identified under Item 8 of your Form 20-F. For each legal proceeding, identify (i) any and all damages sought, (ii) the amounts accrued and (iii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible. In addition, please provide to us your legal expense accounting policy.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Jeanne K. Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief